UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-39111

Q&K International Group Limited

(Registrant’s Name)

Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	2
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2022 (UNAUDITED) AND SEPTEMBER 30, 2021	10 - 11
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2022	12 - 13
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2022	14 -15
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2022	16
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	17 - 28

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Equity Transfer

On October 26, 2021, we transferred all of our equity interest in Shanghai Qingke Investment Consulting Co., Ltd., or the WFOE, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party (the “Equity Transfer”). The WFOE has a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd, or the VIE. Through the VIE and its subsidiaries (the “VIE entities”), we carried out certain rental apartment operation business prior to the Equity Transfer. As a result of the Equity Transfer, we no longer conduct any operation through a variable interest entity. However, we did not account for the Equity Transfer as a discontinued operation and the financials of the WFOE and VIE entities were consolidated into our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2022 as we have been involved in the settlement of liabilities of the WFOE and still have the control over the allocation of remaining assets in the liquidation of the VIE entities. The WFOE and VIE entities contributed 30% and 0.4% of our consolidated revenues for the six months ended March 31, 2021 and 2022, respectively. As of the date hereof, we have initiated bankruptcy proceedings with respect to major VIE entities. See Note 1 to the unaudited condensed consolidated financial statements included herein.

Summary Consolidated Financial and Operating Data

The summary unaudited condensed consolidated financial information for the six months ended March 31, 2021 and 2022 and as of March 31, 2022 has been derived from our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2022 included herein. Our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary condensed consolidated balance sheet data as of September 30, 2021 has been derived from our audited consolidated financial statements included in our annual report on Form 20‑F for the fiscal year ended September 30, 2021 filed with the SEC on February 15, 2022 (the “FY 2021 annual report”). The summary condensed consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our FY 2021 annual report.

Summary Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six months ended March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
		(Unaudited)
Net revenue:
Rental service	541,671	332,783	52,495
Value-added services and others	73,538	31,431	4,958
Total net revenues	615,209	364,214	57,453
Operating costs and expenses:
Operating cost	(684,205)	(405,661)	(63,991)
Selling and marketing expenses	(12,503)	(189)	(30)
General and administrative expenses	(46,243)	(25,329)	(3,996)
Research and development expenses	(4,765)	(1,853)	(292)
Impairment loss on long-lived assets	(42,584)	(100,156)	(15,799)
Other expense, net	(26,426)	(20,074)	(3,167)

Total operating costs and expenses	(816,726)	(553,262)	(87,275)
Loss from operations	(201,517)	(189,048)	(29,822)
Interest expense, net	(64,287)	(54,174)	(8,546)
Debt extinguishment cost	(41,964)	—	—
Foreign exchange loss, net	(192)	(5)	(1)
Loss before income taxes	(307,960)	(243,227)	(38,369)
Income tax (expenses) benefits	(25)	3	—
Net loss	(307,985)	(243,224)	(38,369)
Less: net loss attributable to noncontrolling interests	(11)	—	—
Net loss attributable to Q&K International Group Limited’s ordinary shareholders	(307,974)	(243,224)	(38,369)
Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.23)	(0.14)	(0.02)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,352,152,052	1,728,612,425	1,728,612,425
Net loss	(307,985)	(243,224)	(38,369)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	13,500	3,642	575
Comprehensive loss	(294,485)	(239,582)	(37,794)
Less: comprehensive loss attributable to noncontrolling interests	(11)	—	—
Comprehensive loss attributable to Q&K International Group Limited’s ordinary shareholders	(294,474)	(239,582)	(37,794)

Summary Condensed Consolidated Balance Sheet Data

	As of September 30,	As of March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
		(Unaudited)
Total current assets	176,670	74,365	11,731
Total non‑current assets	200,960	70,829	11,173
Total assets	377,630	145,194	22,904
Total current liabilities	2,347,625	2,534,540	399,814
Total non-current liabilities	514,911	333,323	52,580
Total liabilities	2,862,536	2,867,863	452,394
Total current assets less current liabilities	(2,170,955)	(2,460,175)	(388,083)
Net liabilities	(2,484,906)	(2,722,669)	(429,490)
Total Q&K International Group Limited shareholders’ deficit	(2,494,506)	(2,732,269)	(431,004)
Noncontrolling interest	9,600	9,600	1,514
Total shareholders’ deficit	(2,484,906)	(2,722,669)	(429,490)
Total liabilities and shareholders’ deficit	377,630	145,194	22,904

Summary Unaudited Condensed Statement of Cash Flows

	Six months ended March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
		(Unaudited)

Net cash used in operating activities	(77,566)	(27,545)	(4,297)
Net cash used in investing activities	(3,879)	—	—
Net cash provided by financing activities	68,386	16,532	2,608
Effect of foreign exchange rate changes	7,763	(142)	(22)
Net decrease in cash, cash equivalents and restricted cash	(5,296)	(11,155)	(1,711)
Cash, cash equivalents and restricted cash at the beginning of period	31,766	19,252	2,988
Cash, cash equivalents and restricted cash at the end of period	26,470	8,097	1,277

Key Operating Data

The table below sets forth our key operating data as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022
Number of rental units contracted	75,153	55,177
Number of rental units under renovation	-	-
Number of available rental units	75,153	55,177
Number of occupied rental units	66,015	49,891
Number of vacant available rental units	9,138	5,286
Number of rental units managed but not contracted by us(1)	25,375	-

____________

(1) refers to the number of rental units that we managed under the cooperation with a rental service company owned by a state-owned bank. Under such cooperation, we provided rental management service only and the rental units were contracted between the rental service company and the tenants. As of August 31, 2021, we had terminated such cooperation with the rental service company and no longer manage these rental units.

The table below sets forth the numbers of available rental units as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022
East China(1)	21,359	13,989
North China(2)	24,835	20,974
Southwest China(3)	20,562	17,361
Others(4)	8,397	2,853

____________

(1) includes Fuzhou, Hangzhou, Hefei, Nanjing, Ningbo, Shanghai, Suzhou, Jinan and Qingdao

(2) includes Beijing, Shijiazhuang, Tianjin and Xi’an

(3) includes Chengdu, Kunming and Chongqing

(4) includes Nanchang, Nanning, Wuhan and Changsha

The table below sets forth our key operating data for the six months ended March 31, 2021 and 2022:

	Six months ended March 31,
	2021	2022
Period-average occupancy rate (%)	86.6%	91.6%
Average monthly rental (RMB)
before discount for rental prepayment	1,031	1,060
after discount for rental prepayment	1,024	1,060
Rental spread margin (%)
before discount for rental prepayment	13.0%	16.5%
after discount for rental prepayment	12.3%	16.5%

Impact of COVID-19 on Our Operations and Financial Performance

We derive our revenue primarily from our rental service. The COVID-19 outbreak and the restrictive measures implemented by the relevant governmental authorities, including lockdowns, travel restrictions and closures of business have adversely impacted the long-term rental market. There have been resurgences in COVID-19 cases in several parts of China, including in cities where we have our rental apartment network such as Beijing and Xi’an, in the six months ended March 31, 2022. In light of such circumstances, we had undertaken a more conservative approach and proactively contracted fewer rental units during such period to keep the period-average occupancy rate and average monthly rental at comparatively high level. As such, the number of our occupied rental units has decreased, which had an adverse impact on our results of operation and cash flow.

In addition, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred costs in response to the COVID outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. In addition, some of our employees and business partners were unable to return to work timely during the recent Shanghai lockdowns, which also temporarily interrupted our operation.

In response to the challenges and uncertainties resulting from the COVID-19 pandemic and its impact on our business, we have adopted a defensive strategy by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. Our rental spread margin improved in the six months ended March 31, 2022, compared to that in the six months ended March 31, 2021.

The extent to which COVID-19 impacts our financial position, results of operations and cash flows in the future will depend on the future developments of the COVID-19 pandemic, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak, the development and progress of distribution of COVID-19 vaccines and other medical treatments and the effectiveness of such vaccines and other medical treatments, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable and beyond our control.

Results of Operations

Net Revenues

Our total net revenues decreased by 40.8% from RMB615.2 million in the six months ended March 31, 2021 to RMB364.2 million (US$57.5 million) in the six months ended March 31, 2022.

•
Rental service. Our net revenue from rental service decreased by 38.6% from RMB541.7 million in the six months ended March 31, 2021 to RMB332.8 million (US$52.5 million) in the six months ended March 31, 2022, primarily because (i) we terminated the cooperation with the rental service company owned by a state-owned bank and therefore we no longer managed those rental units that were not contracted by us; and (ii)of a decrease in the number of available rental units, as we had undertaken a more conservative approach and proactively contracted fewer rental units in the six months ended March 31, 2022 to keep the period-average occupancy rate and average monthly rental at comparatively high level notwithstanding the COVID impact.
•
Value-added services and others. Our net revenues from value-added services and others decreased by 57.3% from RMB73.5 million in the six months ended March 31, 2021 to RMB31.4 million (US$5.0 million) in the six months ended March 31, 2022, primarily due to a decrease in number of occupied rental units.

Operating Costs and Expenses

Our total operating costs and expenses decreased by 32.3% from RMB816.7 million in the six months ended March 31, 2021 to RMB553.3 million (US$87.3 million) in the six months ended March 31, 2022, primarily due to the decreases in our operating cost and general and administrative expenses.

•
Operating cost. Our operating cost decreased by 40.7% from RMB684.2 million in the six months ended March 31, 2021 to RMB405.7 million (US$64.0 million) in the six months ended March 31, 2022. The decrease was primarily due to the followings:
–
Rental cost. Our rental cost decreased by 40.6% from RMB506.2 million in the six months ended March 31, 2021 to RMB300.7 million (US$47.4 million) in the six months ended March 31, 2022, primarily because we terminated the cooperation with the rental service company owned by a state-owned bank and therefore, we no longer managed those rental units that were not contracted by us.
–
Depreciation expenses. Our depreciation expenses decreased by 58.1% from RMB52.3 million in the six months ended March 31, 2021 to RMB21.9 million (US$3.5 million) in the six months ended March 31, 2022, primarily because we ceased to recognize depreciation expenses for leasehold improvements and other capital expenditure for the rental units that were managed but not contracted by us under the cooperation with the rental service company owned by a state-owned bank.
–
Personnel costs. Our personnel costs decreased by 32.5% from RMB120.5 million in the six months ended March 31, 2021 to RMB81.3 million (US$12.8 million) in the six months ended March 31, 2022, primarily attributable to our cost-saving effort due to COVID-19 pandemic and our strategy to proactively contract fewer rental units to keep the period-average occupancy rate and average monthly rental at comparatively high level.
•
Selling and marketing expenses. Our selling and marketing expenses decreased significantly from RMB12.5 million in the six months ended March 31, 2021 to RMB0.2 million (US$30 thousand) in the six months ended March 31, 2022, primarily due to decrease in personnel cost as we terminated the cooperation with the rental service company owned by a state-owned bank and therefore, we no longer incurred selling and marketing expenses to manage those rental units that were not contracted by us.
•
General and administrative expenses. Our general and administrative expenses decreased by 45.2% from RMB46.2 million in the six months ended March 31, 2021 to RMB25.3 million (US$4.0 million) in the six months ended March 31, 2022, primarily attributable to decrease in share-based payment expense and personnel cost. The decrease was partially offset by the increase in bad debt expense as we provided provision of RMB 6.2 million on prepayments to the suppliers.
•
Research and development expenses. Our research and development expenses decreased from RMB4.8 million in the six months ended March 31, 2021 to RMB1.9 million (US$0.3 million) in the six months ended March 31, 2022, primarily as we reduced investments in the IT infrastructure as the system matures.
•
Impairment loss on long-lived assets. Our impairment loss on long-lived assets increased significantly from RMB42.6 million in the six months ended March 31, 2021 to RMB100.2 million (US$15.8 million) in the six months ended March 31, 2022, primarily because we wrote off full trademark balance since the trademark will not be used in the future business development.
•
Other expense, net. Our net other expense decreased by 24.0% from RMB26.4 million in the six months ended March 31, 2021 to RMB20.1 million (US$3.2 million) in the six months ended March 31, 2022, primarily attributable to the decrease in disposal loss of rental contracts with landlords.

Loss from Operations

As a result of the foregoing, our loss from operations decreased by 6.2% from RMB201.5 million in the six months ended March 31, 2021 to RMB189.0 million (US$29.8 million) in the six months ended March 31, 2022.

Interest Expense, Net

Our net interest expense decreased by 15.7% from RMB64.3 million in the six months ended March 31, 2021 to RMB54.2 million (US$8.5 million) in the six months ended March 31, 2022. The decrease was primarily attributable to the decrease in the interest expense of installment loans, debts and capital lease, which was partially offset by the increase of interest expense arising from the issuance of convertible notes.

Loss before income taxes

As a result of the foregoing, our loss before income taxes decreased by 21.0% from RMB308.0 million in the six months ended March 31, 2021 to RMB243.2 million (US$38.4 million) in the six months ended March 31, 2022.

Income tax (expenses) benefits

We recorded income tax expense of RMB25 thousand in the six months ended March 31, 2021 and recorded income tax benefits of RMB3 thousand (US$0.4 thousand) in the six months ended March 31, 2022.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB308.0 million in the six months ended March 31, 2021 and RMB243.2 million (US$38.4 million) in the six months ended March 31, 2022.

Liquidity and Capital Resources

To date, our principal sources of liquidity, which we have used to fund our growth, operations and capital expenditures for our apartment network, have been proceeds from tenants’ rental prepayment, including rental prepayment financed by rental installment loans from our financial institution partners, availability under our bank facilities, capital lease and other financing, proceeds from our initial public offering, proceeds from issuance of preferred shares, and proceeds from our issuance of convertible notes. As of March 31, 2022, we had RMB8.0 million (US$1.3 million) in cash and cash equivalents and RMB107 thousand (US$17 thousand) in restricted cash. We did not have any capital commitment as of March 31, 2022.

Going Concern

As of March 31, 2022, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB2,460.2 million (US$388.1 million). We recorded accumulated deficits of RMB4,621.9 million (US$729.1 million) as of March 31, 2022 and net cash used in operating activities of RMB27.5 million (US$4.3 million) for the six months ended March 31, 2022. Our businesses have been negatively impacted by the COVID-19 outbreak to a certain extent. During the COVID-19 pandemic in China, we adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. We intend to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, and shareholder’s financial support. See Note 2 to the unaudited condensed consolidated financial statements included herein. As of March 31, 2022, we had short‑term borrowings (including the portion of long‑term borrowings due within one year) of RMB503.3 million (US$79.4 million). As of March 31, 2022, long‑term loans in the amount of RMB7.7 million (US$1.2 million) would be due for repayment after one year, but within five years. As of March 31, 2022, we had outstanding convertible notes in the principal amount of US$ 51.6 million. In addition, in May 2022, all of the convertible notes and the other short-term payable have been converted into our equity as of the date hereof, resulting in improved liquidity profile and capital structure. See “Recent Developments” below for details.

Future financing requirements will depend on many factors, including the scale and pace of the expansion of our apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

Material Cash Requirements

Our material cash requirements as of March 31, 2022 primarily include our operating lease obligations.

The following table sets forth our operating lease obligations as of March 31, 2022:

(RMB’000)
For the six months ending September 30, 2022	273,526
For the year ending September 30, 2023	424,577
For the year ending September 30, 2024	239,039
For the year ending September 30, 2025	92,271
For the year ending September 30, 2026	41,352
Thereafter	57,125
Total	1,127,890

Cash Flows

Our net cash used in operating activities in the six months ended March 31, 2022 was RMB27.5 million (US$4.3 million), which was primarily attributable to a net loss of RMB243.2 million (US$38.4 million) adjusted by non-cash items of RMB131.9 million (US$20.8 million) and a net working capital inflow of RMB83.8 million (US$13.3 million). The non-cash items of RMB131.9 million (US$20.8 million) were primarily attributable to RMB100.1 million (US$15.8 million) of impairment loss on long-lived assets and RMB22.4 million (US$3.5 million) of depreciation and amortization expenses. The net working capital inflow of RMB83.8 million (US$13.3 million) was primarily attributable to RMB83.4 million(US$13.2 million) decrease of other current assets, RMB46.0 million(US$7.3 million) increase of accounts payable, offset by RMB13.9 million (US$2.2 million) decrease of deferred revenue, RMB9.6 million (US$1.5 million) decrease of deposits from tenants and RMB 23.7 million (US$3.7 million) decrease of accrued expenses and other current liabilities.

We did not record any net cash used in investing activities in the six months ended March 31, 2022.

Our net cash provided by financing activities in the six months ended March 31, 2022 was RMB16.5 million (US$2.6 million). This was primarily attributable to our proceeds from issuance of convertible notes of RMB17.8 million (US$2.8 million), partially offset by the repayment of rental installment loans of RMB1.3 million (US$0.2 million).

We did not have any off‑balance sheet arrangement as of March 31, 2022.

Recent Developments

In May 2022, we entered into certain amendments (the “Amendments”) to the 2020 CB and related transaction documents with the holders (the “CB Holders”) of our convertible note dated July 29, 2020 (the “2020 CB”). Pursuant to the Amendments, the conversion price of the 2020 CB was adjusted to being the price calculated as seventy five percent 75% of the 15-Trading Day average closing price of our American Depositary Shares (the “ADS”), each representing 150 of our class A ordinary shares, as of May 13, 2022 (the “Conversion Price”). Also pursuant to the Amendments, all of the issued and outstanding warrants previously issued to the CB Holders in connection with the 2020 CB are deemed to have expired and we will have no further obligation to issue additional warrants to the CB Holders in connection with the 2020 CB. On May 25, 2022, the CB Holders elected to convert, and converted, all of the US$64,729,973 outstanding principal amount of the 2020 CB and all the accrued but unpaid interest as of such date at the Conversion Price, resulting in the issuance of 15,414,467,400 class A ordinary shares or 102,763,116 ADSs. In addition, on the same day, we issued 8,617,124,250 class A ordinary shares to a lender (the “Lender”) of our outstanding facility (the “Converted Loan”) at a per share price equal to the Conversion Price divided by 150 (being the ADS to class A ordinary share ratio), or for a total consideration of US$36,185,890. The payment of the total consideration is set off by the repayment by us of the outstanding amount (including any accrued but unpaid interest) owed by us to the Lender under the Converted Loan. Immediately following these issuances, we had 25,506,250,861 class A ordinary shares outstanding.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate on March 31, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.3393 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. The percentages stated herein are calculated based on Renminbi.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September
	30, 2021	As of March 31, 2022
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	16,317	7,990	1,260
Restricted cash	2,935	107	17
Accounts receivable, net	370	-	-
Amounts due from related parties	201	-	-
Prepaid rent and deposit	571	-	-
Advances to suppliers	12,933	6,339	1,000
Other current assets	143,343	59,929	9,454
Total current assets	176,670	74,365	11,731
Non-current assets:
Property and equipment, net	38,940	38,426	6,062
Intangible assets, net	152,464	22,941	3,619
Other assets	9,556	9,462	1,492
Total non-current assets	200,960	70,829	11,173
Total assets	377,630	145,194	22,904
LIABILITIES AND DEFICIT
LIABILITIES (including amounts of the consolidated VIEs without recourse to the Group, see Note 2)
Current liabilities:
Accounts payable	320,269	366,221	57,770
Deferred revenue	195,636	184,013	29,027
Short-term debt	558,705	748,111	118,012
Rental instalment loans	18,094	14,561	2,297
Deposits from tenants	65,785	56,170	8,861
Contingent liabilities for payable for asset acquisition	164,254	164,254	25,910
Accrued expenses and other current liabilities	1,024,882	1,001,210	157,937
Total current liabilities	2,347,625	2,534,540	399,814
Non-current liabilities:
Long-term debt	201,041	7,744	1,221
Convertible note, net	313,870	325,579	51,359
Total non-current liabilities	514,911	333,323	52,580
Total liabilities	2,862,536	2,867,863	452,394

Q&K INTERNATIONAL GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of September
	30, 2021	As of March 31, 2022
	RMB	RMB	USD
		(unaudited)	(unaudited)
Commitments and contingencies (Note 11)
Deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 and 50,000,000,000 shares authorized; 1,724,486,700 and 1,732,148,760 shares issued, 1,647,386,700 and 1,655,048,760 shares outstanding as of September 30, 2021 and March 31, 2022, respectively)	110	111	18
Treasury shares, at cost	(5)	(5)	(1)
Additional paid-in capital	1,845,295	1,847,113	291,375
Accumulated deficit	(4,378,690)	(4,621,914)	(729,089)
Accumulated other comprehensive income	38,784	42,426	6,693
Total Q&K International Group Limited shareholders’ deficit	(2,494,506)	(2,732,269)	(431,004)
Non-controlling interest	9,600	9,600	1,514
Total deficit	(2,484,906)	(2,722,669)	(429,490)
Total liabilities and deficit	377,630	145,194	22,904

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net revenues:
Rental service	541,671	332,783	52,495
Value-added services and others	73,538	31,431	4,958
Total net revenues	615,209	364,214	57,453
Operating costs and expenses:
Operating cost	(684,205)	(405,661)	(63,991)
Selling and marketing expenses	(12,503)	(189)	(30)
General and administrative expenses	(46,243)	(25,329)	(3,996)
Research and development expenses	(4,765)	(1,853)	(292)
Impairment loss on long-lived assets	(42,584)	(100,156)	(15,799)
Other expense, net	(26,426)	(20,074)	(3,167)
Total operating costs and expenses	(816,726)	(553,262)	(87,275)
Loss from operations	(201,517)	(189,048)	(29,822)
Interest expense, net	(64,287)	(54,174)	(8,546)
Debt extinguishment cost	(41,964)	—	—
Foreign exchange loss, net	(192)	(5)	(1)
Loss before income taxes	(307,960)	(243,227)	(38,369)
Income tax (expenses) benefits	(25)	3	0
Net loss	(307,985)	(243,224)	(38,369)
Less: net loss attributable to non-controlling interests	(11)	—	—
Net loss attributable to Q&K International Group Limited’s ordinary shareholders	(307,974)	(243,224)	(38,369)
Net loss per share attributable to ordinary shareholders of Q&K International Group Limited’ ordinary shareholders —Basic and diluted	(0.23)	(0.14)	(0.02)
Weighted average number of ordinary shares used in computing net loss per share —Basic and diluted	1,352,152,052	1,728,612,425	1,728,612,425

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net loss	(307,985)	(243,224)	(38,369)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	13,500	3,642	575
Comprehensive loss	(294,485)	(239,582)	(37,794)
Less: comprehensive loss attributable to non-controlling interests	(11)	—	—
Comprehensive loss attributable to Q&K International Group Limited’ ordinary shareholders	(294,474)	(239,582)	(37,794)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Renminbi in thousands, except for share data, unless otherwise stated)

For the six months ended March 31, 2021

	Q&K International Group Limited shareholders’ deficit
	Ordinary shares			Additional	Accumulated other		Total
	Number of shares	Amount	Treasury stock	paid in capital	comprehensive income	Accumulated deficit	Shareholders’ deficit	Non-controlling interests	Total deficit
Balance at September 30, 2020	1,436,010,850	92	(298,110)	2,085,099	18,357	(3,809,516)	(2,004,078)	9,628	(1,994,450)
Reissuance of treasury shares to as debt extinguishment cost	—	—	298,110	(256,146)	—	—	41,964	—	41,964
Share-based compensation	—	—	—	15,348	—	—	15,348	—	15,348
Exercise of share-based compensation	25,000,000	2	—	(2)	—	—	—	—	—
Warrants issued in connection with convertible notes	—	—	—	309	—	—	309	—	309
Net loss	—	—	—	—	—	(307,974)	(307,974)	(11)	(307,985)
Foreign currency translation adjustments	—	—	—	—	13,500	—	13,500	—	13,500
Balance at March 31, 2021	1,461,010,850	94	—	1,844,608	31,857	(4,117,490)	(2,240,931)	9,617	(2,231,314)

For the six months ended March 31, 2022

	Q&K International Group Limited shareholders’ deficit
	Ordinary shares			Additional	Accumulated other		Total
	Number of shares	Amount	Treasury stock	paid in capital	comprehensive income	Accumulated deficit	Shareholders’ deficit	Non-controlling interests	Total deficit
Balance at September 30, 2021	1,724,486,700	110	(5)	1,845,295	38,784	(4,378,690)	(2,494,506)	9,600	(2,484,906)
Issuance of ordinary shares to settle the acquisition of certain assets from two third parties	7,662,060	1	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	399	—	—	399	—	399
Warrants issued in connection with convertible notes	—	—	—	1,420	—	—	1,420	—	1,420
Net loss	—	—	—	—	—	(243,224)	(243,224)	—	(243,224)
Foreign currency translation adjustments	—	—	—	—	3,642	—	3,642	—	3,642
Balance at March 31, 2022	1,732,148,760	111	(5)	1,847,113	42,426	(4,621,914)	(2,732,269)	9,600	(2,722,669)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	For the Six Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net cash used in operating activities	(77,566)	(27,545)	(4,297)

Investing activities:
Purchases of property and equipment	(3,879)	—	—
Net cash used in investing activities	(3,879)	—	—
Financing activities:
Proceeds from issuance of convertible notes	84,638	17,832	2,813
Proceeds from short-term bank borrowings	52,452	—	—
Repayment of short-term bank borrowings	(1,200)	—	—
Proceeds from long-term bank borrowings	39,400	—	—
Repayment of long-term bank borrowings	(861)	—	—
Proceeds from rental instalment loans	19,049	—	—
Repayment of rental instalment loans	(124,908)	(1,300)	(205)
Repayment of capital lease and other financing arrangement payable	(184)	—	—
Net cash provided by financing activities	68,386	16,532	2,608

Effect of foreign exchange rate changes	7,763	(142)	(22)

Net decrease in cash, cash equivalents and restricted cash	(5,296)	(11,155)	(1,711)
Cash, cash equivalents and restricted cash at the beginning of the period	31,766	19,252	2,988
Cash, cash equivalents and restricted cash at the end of the period	26,470	8,097	1,277

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	445	—	—
Income taxes paid	—	4	—

Supplemental schedule of non-cash investing and financing activities:
Payment of debt extinguishment cost by ordinary shares	41,964	—	—

Reconciliation to amounts on the condensed consolidated balance sheets:

	As of September
	30, 2021	As of March 31, 2022
	RMB	RMB	USD
Cash and cash equivalents	16,317	7,990	1,260
Restricted cash	2,935	107	17
Total assets	19,252	8,097	1,277

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Q&K INTERNATIONAL GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi in thousands, except for share data and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Q&K International Group Limited (the “Company” or “Q&K”), its subsidiaries and consolidated variable interest entities (the “Group”) is a rental apartment operation platform in the People’s Republic of China (the “PRC”), that provides rental and value-added services to young, emerging urban residents since 2012. The Group sources and converts apartments to standardized furnished rooms and leases to young people seeking affordable residence in cities in the PRC.

On October 26, 2021, the Group transferred of all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) to Wangxiancai Limited, which is a related party of the Group, and is beneficially owned by the legal representative and executive director of one of the Group’s subsidiaries (the “Transfer of Equity Interest”). The Transfer of Equity Interest is made at nominal consideration. Q&K Investment Consulting has a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd. (“Q&K E-commerce”), the Group’s variable interest entity, through which the Group carried out certain rental apartment operation business. Q&K Investment Consulting and Q&K E-commerce, on a consolidated basis, had been loss making. According to the contractual arrangements, Q&K E-commerce agrees to pay service fees equivalent to no less than 100% of its annual net profit to Q&K Investment Consulting. However, Q&K E-commerce had never paid any service fee to the Q&K Investment Consulting under the contractual arrangement as it had been loss making. The Transfer of Equity Interest was performed to dedicate the Group’s business resources to operate higher-quality rental apartments through the Group’s subsidiaries in China. As a result of the Transfer of Equity Interest, the Group no longer conducts any operation through a variable interest entity.

After the Transfer of Equity Interest, in January 2022, Shanghai Qingke Public Rental Housing Leasing Management Co., Ltd. (“Qingke Public Rental”), one of the subsidiaries of the VIE, filed the voluntary petition for bankruptcy under the Article 2 of the PRC Enterprise Bankruptcy Law with Shanghai Third Intermediary Court (“Court”). The Court announced the effectiveness of the petition on January 4, 2022. As of the date of this report, Qingke Public Rental is in the process of liquidation.

However the Group did not account for the Transfer of Equity Interest as a discontinued operation, as the Group has continuous involvement in the settlement of liabilities of Q&K Investment Consulting and has control over the allocation of remaining assets in liquidation of Qingke Public Rental.

Effective on March 7, 2022, the Group changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing thirty (30) Class A ordinary share to one (1) ADS representing one hundred and fifty (150) Class A ordinary shares. For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split. There will be no change to the Company’s Class A ordinary shares. The exchange of every five (5) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended September 30, 2021 filed on February 15, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended September 30, 2021. The results of operations for the six months ended March 31, 2021 and 2022 are not necessarily indicative of the results for the full years.

Going concern

The Group has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 4,378,690 and RMB 4,621,914 as of September 30, 2021 and March 31, 2022, respectively. Net cash used in operating activities were RMB 77,566 and RMB 27,545 for the six months ended March 31, 2021 and 2022, respectively. As of September 30, 2021 and March 31, 2022, current liabilities exceeded current assets by RMB 2,170,955 and RMB 2,460,175, respectively.

In addition, the Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses.

While the outbreak of COVID-19 has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities, including Shanghai, have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. As a company headquartered in Shanghai, our results of operations and financial outlook may be adversely affected by the COVID-19 outbreak. Since we lease office spaces in Shanghai, the COVID-19 outbreak caused temporary office closures and rotation arrangements, resulting in lower work efficiency and productivity. We also incurred costs in relation to the measures we took to contain the impact of the COVID outbreak, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission.

During this period, the Group adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the six months ended March 31, 2022, the number of occupied rental units has decreased as compared with the same period ended March 31, 2021.

The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the COVID-19 outbreak, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loans, principal shareholder’s financial support. The Group will focus on the following activities:

•
In July 2022, a principal shareholder of the Group, has agreed to consider to provide necessary financial support in the form of debt and/or equity, to the Group to enable the Group to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this unaudited condensed consolidated financial statements.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Group’s apartment network, efficiency in apartment operation, including apartment renovation and pricing, the expansion of the Group’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect the Group’s business, results of operations, financial condition, and growth prospects.

Financial statement amounts and balances of the VIE and its subsidiaries

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of September
	30, 2021	As of March 31, 2022
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	10,982	2,905	458
Restricted cash	2,893	107	17
Accounts receivable, net	370	-	-
Prepaid rent and deposit	571	-	-
Advances to suppliers	5,323	-	-
Other current assets	97,978	3,413	538
Property and equipment, net	38,940	38,426	6,062
Intangible assets, net	539	464	73
Other assets	108	-	-
Total assets	157,704	45,315	7,148
LIABILITIES
Accounts payable	281,458	279,590	44,104
Deferred revenue	1,125	348	55
Short-term debt	256,773	450,070	70,997
Rental instalment loans	33	-	-
Deposits from tenants	1,422	-	-
Accrued expenses and other current liabilities	875,572	814,442	128,475
Long-term debt	201,041	7,744	1,222
Total liabilities	1,617,424	1,552,194	244,853

	For the Six Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net revenues	183,276	1,621	256
Net loss	(173,380)	(41,909)	(6,611)
Cash used in operating activities	(1,857)	(10,773)	(1,699)
Cash used in investing activities	(3,879)	-	-
Cash used in financing activities	(8,381)	-	-

The consolidated VIE and VIE’s subsidiaries contributed 30% and 0.4% of the Group’s consolidated revenues for the six months ended March 31, 2021 and 2022. As of September 30, 2021 and March 31, 2022, the consolidated VIE and VIE’s subsidiaries accounted for an aggregate of 42% and 31%, respectively, of the Group’s consolidated total assets, and 57% and 54%, respectively, of the Group’s consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE.

There are no assets held in the VIE and its subsidiaries that can be used only to settle obligations of the VIE and its subsidiaries, except for registered capital and the PRC statutory reserves. As the VIE and its subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

For the six months ended March 31, 2021 and 2022, the Group recognized impairment losses of RMB 42,584 and RMB 100,156 against certain apartment rental contracts and all trademarks due to the continued underperformance relative to the projected operating results.

Other risks

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Coronavirus (“COVID-19”) Impact

The Group’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. For details, please see assessment of impact in Note 2 - Summary of Principal Accounting Policies - Going concern.

Based on the assessment of current economic environment, customer demand and revenue trend, and the negative impact from COVID-19 outbreak and spread, it appears that the Group’s revenue and operating cash flows may continue to underperform in the next 12 months. Further, a resurgence could further negatively affect both major business segments and impair their ability to regain pre-covid operating levels. As such, the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

3. OTHER CURRENT ASSETS

	September 30, 2021	March 31, 2022
Receivable from sales of buildings under construction (1)	100,300	5,298
Due from a service provider	23,326	25,335
Deposit for share settlement	19,279	19,018
Advance to non-controlling shareholders (2)	-	9,600
Others	438	678
	143,343	59,929

(1)

During the year ended September 30, 2021, the Group sold buildings under construction through judicial sale for the proceeds of RMB 100,300. The buyer has made cash consideration to the Court, which allocated the proceeds to the Group’s creditors. As of September 30, 2021 and March 31, 2022, the Court allocated proceeds of RMB nil and RMB 95,002. The Group recorded the remaining balance in the account of “Receivable from sales of buildings under construction”.

(2)

The Company and non-controlling shareholders of Jiaxing Qingke Public Rental Housing Leasing Management Co., Ltd., which is a subsidiary of Qingke Public Rental, entered into a share purchase agreement, pursuant to which, the Company repurchased the equity interest from these non-controlling shareholders at the cost of RMB 9,600, which approximated the carrying amount of the non-controlling interest on the agreement date. As of March 31, 2022, the Company made the payments to the shareholder. Since the transaction was not closed, the Company recorded the payment as "advance to non-controlling shareholders" in the account of "other current assets".

4. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	September 30, 2021	March 31, 2022
Cost:
Apartment rental contracts	112,849	31,184
Trademarks	86,900	-
Software	2,275	2,275
	202,024	33,459
Less: Accumulated amortization	(49,560)	(10,518)
	152,464	22,941

As of March 31, 2022, the Group reviewed the fair value of the apartment rental agreements based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected rooms’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its apartment rental agreements is unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable inputs used in the fair value measurement. The revenue growth rate for apartment rental agreements was 0%, and the discount rate was 11% for the six months ended March 31, 2022, both of which met the profit projection target. The carrying amount of apartment rental agreements exceeds its fair value by RMB 29,550, the Group recognized impairment against apartment rental agreements of RMB 29,550 for the six months ended March 31, 2022.

As of March 31, 2022, the Group wrote off full trademark balance because the trademark will not be used in the future consider the future business development.

Amortization expenses were RMB 31,058 and RMB 21,967 for the six months ended March 31, 2021 and 2022, respectively. Impairment loss against intangible assets were RMB 26,580 and RMB 100,156 for the six months ended March 31, 2021 and 2022, respectively.

The following table sets forth the Group’s amortization expenses for the five years since March 31, 2022:

Amortization expenses
Six months ending September 30, 2022	5,800
Year ending September 30, 2023	5,205
Year ending September 30, 2024	3,548
Year ending September 30, 2025	1,812
Year ending September 30, 2026 and thereafter	6,576
22,941

5. DEBT

The short-term and long-term debt as of September 30, 2021 and March 31, 2022 were as follows:

	September 30, 2021	March 31, 2022
Short-term debt:
Short-term bank borrowings	116,376	116,376
Long-term bank borrowings, current portion	219,121	386,911
Other short-term payable (1)	223,208	244,824
	558,705	748,111
Long-term debt:
Long-term bank borrowings, non-current portion	175,534	7,744
Other long term payable	25,507	-
	201,041	7,744
	759,746	755,855

(1) On May 25, 2022, the Company issued 8,617,124,250 class A ordinary shares to a lender of other short-term payable, at a total consideration of US$36,185,890, to set off by the outstanding balance.

6. CONVERTIBLE NOTE, NET

The Group has executed a convertible note and warrant purchase agreement dated July 22, 2020 (the “Purchase Agreements”) with one investor which is controlled by one principal shareholder of the Group (Note 10) and one third party investor under which the investors may subscribe at par for up to $100,000 in aggregate principal amount of the Group’s four-year convertible notes (the “Notes”) and five-year warrants to subscribe to a certain number of the ADSs.

As of March 31, 2022, the Group closed 22 issuances of Notes of $51,637 (approximately RMB 344,619). The maturity dates of these Notes shall be the fourth anniversary of issuance dates.

Each Note is comprised of two series of notes. Series 1 Note bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date. Series 2 Note bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date. In the event of a Fundamental Change, as defined in the Purchase Agreement, the interest rate increases to 25% per annum and the holders of the Notes can require the Group to redeem the outstanding principal and interest for cash.

Each of the holders of the Notes at any time on or after the 41st day after the issuance date of the Notes and prior to the maturity date, at its option, may convert in whole but not in part the entire outstanding principal amount and the accrued and unpaid interest into ADSs. The conversion price is as follows:

(1) 120% of 30-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), or

(2) if the Group completes an ADS offering of at least $50,000 within eighteen (18) months after the issuance date of this Note, eighty percent (80)% of the issue price per ADS in such offering, such adjusted conversion price shall be effective on the day immediately succeeding the closing date of the ADS offering.

The conversion price is subject to adjustment in the event of a Make Whole Fundamental Change, as defined in the Purchase Agreement.

The Group may at its option, upon the delivery of a mandatory conversion notice to the holders of the Notes (the “Mandatory Conversion Notice”, and such date of delivery, the “Mandatory Conversion Date”), require the holders of the Notes to convert all the outstanding principal amount and all the accrued but unpaid share interest as of the Mandatory Conversion Date into the ADSs, in the event that: (i) the reported sales price of the ADS of the Group is no less than $22.00 per ADS, subject to adjustment in the event of fundamental change, as defined, for more than sixty (60) consecutive trading days and (ii) the average daily trading volume during such sixty (60) consecutive trading days is more than $15,000 per trading day.

In addition, the Group issued to the holder of the Notes, warrants to purchase ADSs equal to 4% of the principal balance on the date of issuance and 4%, 6%, 7% and 8% of the principal amount of the Notes outstanding as of such anniversary dates. Each of the warrants expire five years after its respective issue date and has an exercise price equivalent to 110% of the volume weighted average price (“VWAP”) of the ADSs over the 60 trading days preceding the date of issuance of each warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

A summary of warrants activity for the six months ended March 31, 2021 and 2022 was as follows. The number of ADS were retroactively adjusted to reflect the stock split of ADS effective on March 7, 2022.

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of September 30, 2020	21,913	4.84 years
Grants of Warrants on October 14, 2020	963	5 years	October 14, 2025
Grants of Warrants on October 20, 2020	2,770	5 years	October 20, 2025
Grants of Warrants on October 29, 2020	3,124	5 years	October 29, 2025
Grants of Warrants on December 15, 2020	5,744	5 years	December 15, 2025
Grants of Warrants on February 25, 2021	4,630	5 years	February 25, 2026
Balance of warrants outstanding as of March 31, 2021	39,144	4.50 years

Balance of warrants outstanding as of September 30, 2021	58,627	4.25 years
Grants of Warrants on October 19, 2021	1,705	5 years	October 19, 2026
Grants of Warrants on November 1, 2021	2,184	5 years	November 1, 2026
Grants of Warrants on November 29, 2021	1,939	5 years	November 29, 2026
Grants of Warrants on December 10, 2021	2,127	5 years	December 10, 2026
Grants of Warrants on January 6, 2022	3,801	5 years	January 6, 2027
Grants of Warrants on January 27, 2022	13,385	5 years	January 27, 2027
Grants of Warrants on March 1, 2022	7,412	5 years	March 1, 2027
Grants of Warrants on March 31, 2022	8,031	5 years	March 31, 2027
Balance of warrants outstanding as of March 31, 2022	99,211	4.14 years

The warrants are subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, but not as a result of future securities offerings at lower prices.

The convertible notes did not contain beneficial conversion feature. The embedded conversion features, redemption features and acceleration features were not bifurcated from the debt hosts as they were clearly and closely related to the debt hosts. The convertible notes were classified as debt measured at amortized cost. The warrants were cashless settled and were classified as an equity because the warrants were indexed to the Group’s own stocks and classified in the shareholders’ equity in the unaudited condensed consolidated balance sheets.

The proceeds from issuance of the Notes were allocated to the relative fair values of the Notes and warrants. The Group estimated fair value of Notes were RMB 286,098, using discount cash flow model, which took into consideration the term yields ranging between 18.12% and 25.58%. The Group estimated fair value of the warrants issued at RMB 6,052, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The Group allocated proceeds of RMB 8,596 to the warrants which was recorded as an additional paid-in capital.

The discounts of RMB 8,596 will be amortized as additional interest expense over the terms of Notes. For the six months ended March 31, 2021 and 2022, the Group accrued accretion of interest expenses of RMB 678 and RMB 981, respectively.

On May 25, 2022, the Group entered into certain amendments to the conversion price of the convertible notes, which was adjusted to being the price calculated as seventy five percent 75% of the 15-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), each representing 150 class A ordinary shares of the Company, as of May 13, 2022 (the “Conversion Price”). The holders of Notes converted all of the outstanding principal amount of convertible notes and all the accrued but unpaid interest as of such date at the Conversion Price. The Group accounted for the transaction as an inducement offer and recognized inducement expenses upon conversion.

The key assumption used in estimates are as follows. The exercise prices were retroactively adjusted to reflect the stock split of ADS effective on March 7, 2022.

	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	February 25, 2021	April 7, 2021	May 18, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	57.3090	51.1070	46.5205	43.3265	38.4150	25.8380	17.7090	16.6355	10.1560
Risk free rate of interest	0.21%	0.21%	0.29%	0.29%	0.29%	0.28%	0.58%	0.61%	0.69%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	39.0%	39.0%	39.0%	39.0%	40.0%	41.0%	40.0%	40.0%

	June 21, 2021	July 13, 2021	July 30, 2021	September 8, 2021	September 30, 2021
Terms of warrants	60 months	60 months	60 months	60 months	60 months
Exercise price	10.1560	8.0360	8.0360	5.9720	5.9720
Risk free rate of interest	0.69%	0.52%	0.52%	0.76%	0.76%
Dividend yield	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.0%	40.0%	40.0%	40.0%	40.0%

	October 11, 2021	November 1, 2021	November 11, 2021	December 10, 2022	January 6, 2022	January 27, 2022	March 1, 2022	March 31, 2022
Terms of warrants	60 months	60 months	60 months	60 months	60 months	60 months	60 months	60 months
Exercise price	4.5744	4.2757	4.0013	3.5739	3.2626	2.8391	2.5636	2.3658
Risk free rate of interest	1.17%	1.24%	1.24%	1.55%	1.55%	1.55%	1.96%	1.96%
Dividend yield	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Annualized volatility of underlying stock	40.9%	40.8%	40.8%	41.5%	41.5%	41.5%	42.2%	42.2%

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30, 2021	March 31, 2022
Due to a rental service company (1)	603,884	589,176
Tenant deposits	102,355	104,713
Payable to a constructor for leasehold improvements (2)	62,498	—
Other tax payable	67,491	67,741
Interest payable	106,439	154,352
Accrued utilities	25,503	28,494
Operation service payable	35,514	35,686
Accrued payroll and welfare	4,471	4,444
Others	16,727	16,604
	1,024,882	1,001,210

(1)

As of September 30, 2021 and March 31, 2022, the balance of due to a rental service company primarily represented

a) the rental deposits and prepaid rental fee collected from tenants. The rental deposits and prepaid rental fee belonged to the rental service company, for which the Group provided apartment operation services since April 2020, and

b) Capital lease payable and other financing payables due to the rental service company. The Group started to cooperate with a rental service company to source and renovate apartments since August 2018. For certain identified newly sourced apartments, the rental service company reimburses the Group for costs incurred for the renovation. The Group then makes payments to the rental service company in instalments equal to the reimbursed renovation costs plus interest and tax over a period of five years. At the end of the five-year period, the ownership of the renovation will be transferred to the Group. The Group accounts for this arrangement with the rental service company as a capital lease. The Group terminated cooperation with the rental service company, and the Group reclassified the capital lease payable and other financing payable to the account of “Due to a rental service company”.

(2)

During the six months ended March 31, 2022, the constructor claimed debts with the Court (Note 3), which allocated the proceeds to the constructor. As of March 31, 2022, the Company had no outstanding balance due to the constructor.

8. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	For the Six Months Ended March 31,
	2021	2022
	RMB	RMB

Numerator:
Net loss attributable to Q&K International Group Limited	(307,974)	(243,224)
Denominator:
Weighted average number of ordinary shares – basic and diluted	1,352,152,052	1,728,612,425

Net loss per share - Basic and diluted	(0.23)	(0.14)

For the six months ended March 31, 2021 and 2022, potential ordinary shares from assumed conversion of convertible notes into 150,711,480 and 364,641,420 the Group’s ordinary shares, assumed exercise of share options of 40,800,000 and 34,200,000, and warrants to purchase 5,871,570 and 14,349,000 of the Group’s ordinary shares have not been reflected in the calculation of diluted net loss per share as their inclusion would have been anti-dilutive.

9. INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2021 and 2022, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets for the subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets as of September 30, 2021 and March 31, 2022.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the six months ended March 31, 2021 and 2022, the Company had a current income tax expenses of RMB 25 and a current tax benefit of RMB 3, respectively.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of March 31, 2022 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

10. RELATED PARTY TRANSACTIONS AND BALANCES

As stated in Note 6, for the six months ended March 31, 2021 and 2022, the Group issued convertible notes in exchange for cash of $12,880 (RMB 84,638) and $2,813 (RMB 17,832), respectively, to Key Space (S) Pte Ltd (“Key Space”), an entity controlled by certain shareholders of the Group.

Among the convertible notes issued in the six months ended March 31, 2021, $3,826 and $9,054 are subject to interest rate of 15% per annum and 17% per annum, respectively. Among the convertible notes issued in the six months ended March 31, 2022, $835 and $1,978 are subject to interest rate of 15% per annum and 17% per annum, respectively. For the six months ended March 31, 2021 and 2022, the Group accrued interest expenses of RMB 21,983 and RMB 26,870 on the convertible notes.

11. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for properties which it operates. Such leases are classified as operating leases. Future minimum lease payments under non-cancellable operating lease agreements at March 31, 2022 were as follows:

For the six months ending September 30, 2022	273,526
For the year ending September 30, 2023	424,577
For the year ending September 30, 2024	239,039
For the year ending September 30, 2025	92,271
For the year ending September 30, 2026	41,352
Thereafter	57,125
Total	1,127,890

(b) Purchase Commitments

As of March 31, 2022, the Group’s did not have commitments related to leasehold improvements and installation of equipment.

(c) Contingencies

During the year ended September 30, 2020, the Group, via short message notification, early terminated certain apartment rental agreements with landlords. The Group continued to make estimation of contingent compensation expenses due to landlords. As of March 31, 2022, the Group had the below accrual of contingent compensation expenses:

• As of September 30, 2020, certain landlords had disputes on the early termination and entered into legal proceedings against the Group for compensation aggregating RMB 5,211. For the six months ended March 31, 2022, certain landlords claimed and received the compensation of RMB 2,203 with the Court. The Group estimated it exposed to the remaining compensation of RMB 3,008 as of March 31, 2022 and recorded the contingent liability in the account of “accrued expenses and other current liabilities”.

• Certain landlords had disputes but did not enter into legal proceedings against the Group. These landlords had rights to file legal proceedings against the Group within 3 years from the short message notification, for a maximum compensation of RMB 58,003, which is three times of the rental agreement value. However the Group estimated the likelihood of the legal proceeding as reasonably possible though these landlords has not initiated legal proceedings as of the report date. In addition, the compensation amount will be negotiated with each individual landlord, the amount of compensation cannot be reasonably estimated as of the date of report date. As of March 31, 2022, the Group did not accrue the contingent liability in the balance sheet.

• Certain landlords did not reply to the Group’s short message within three months, which legally implied that they agreed with the termination, and the Group is not obliged to compensation for these landlords.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Except for the above-mentioned contingencies, the Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

12. SUBSEQUENT EVENTS

As noted in Note 6, on May 25, 2022 the Group amended the conversion price of the convertible notes, and the holders of Notes converted all of the outstanding principal amount of convertible notes and all the accrued but unpaid interest as of such date at the Conversion Price aggregating $64,730, resulting in the issuance of 15,414,467,400 class A ordinary shares or 102,763,116 ADSs.

In addition, on the same date, the Company issued 8,617,124,250 class A ordinary shares to a lender of other short-term payable (Note 5), at a per share price equal to the Conversion Price divided by 150 (being the ADS to class A ordinary share ratio), or for a total consideration of US$36,185,890. The payment of the total consideration is set off by the repayment by the Company of the outstanding amount (including any accrued but unpaid interest) owed by the Company to the lender.

EXHIBIT INDEX

Number	Description of Document
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Q&K International Group Limited
By: /s/ Chengcai Qu
Name: Chengcai Qu
Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President
Date: August 11, 2022